SCHEDULE A

COLUMBIA ETF TRUST I

The following series of the Trust are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*
Columbia Diversified Fixed Income ETF	0.25%
Columbia International Equity Income ETF	0.25%
Columbia Multi-Sector Municipal Income ETF	0.25%
Columbia Research Enhanced Core ETF	0.25%
Columbia Research Enhanced International Equity ETF	0.25%
Columbia Research Enhanced Mid Cap ETF	0.25%
Columbia Research Enhanced Real Estate ETF	0.25%
Columbia Research Enhanced Small Cap ETF	0.25%
Columbia Research Enhanced Value ETF	0.25%
Columbia Select Technology ETF	0.25%
Columbia Short Duration Bond ETF	0.25%
Columbia Short Duration High Yield ETF	0.25%
Columbia U.S. Equity Income ETF	0.25%
Columbia U.S. High Yield ETF	0.25%

*

The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Creation Units. Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved or ratified by the Trustees.

Adopted April 19, 2016, amended and restated September 5, 2025